Exhibit 12
TEXTRON FINANCIAL CORPORATION
STATEMENT SETTING FORTH COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2007		2006		2005		2004		2003
	(Dollars in millions)
Income from continuing operations before income taxes and distributions on preferred securities	$222		$210		$171		$139		$117

Fixed Charges:
Interest on debt	397		351		218		154		171
Estimated interest portion of rents	3		3		3		3		3

Total fixed charges	400		354		221		157		174

Adjusted income	$622		$564		$392		$296		$291
Ratio of earnings to fixed charges (1)	1.56	x	1.59	x	1.77	x	1.89	x	1.67	x

(1)	The ratio of earnings to fixed charges has been computed by dividing income before income taxes, distributions on preferred securities and cumulative effect of change in accounting principle and fixed charges by fixed charges. Fixed charges consist of interest on debt and one-third rental expense as representative of interest portion of rentals.